Borr Drilling Limited
S.E. Pearman Building, 2nd Floor
9 Par-la-Ville Road
Hamilton HM11, Bermuda

March 29, 2021

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-6010

Attention: Irene Barberena-Meissner

Re:	Borr Drilling Ltd
Registration Statement on Form F-3 (File No. 333-254525)

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, we hereby request acceleration of the effective date of the Registration Statement on Form F-3 (File No. 333-254525) (the “Registration Statement”) of Borr Drilling Limited (the “Company”).  We respectfully request that the Registration Statement become effective as of 4:00 p.m., Eastern Time, on March 31, 2021, or as soon as practicable thereafter.

We request that we be notified of such effectiveness by a telephone call to James McDonald of Skadden, Arps, Slate, Meagher & Flom (UK) LLP, the Company’s counsel, at +44 207 519 7183 and that such effectiveness also be confirmed in writing.

Thank you for your assistance in this matter.

Very truly yours,

Borr Drilling Limited

By:	/s/ Patrick A.H. Schorn
	Name:	Patrick A.H. Schorn
	Title:	Chief Executive Officer